Mail Stop 4561

      September 13, 2005

James C. Malone
Senior Vice President and
Chief Financial Officer
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA


	Re:	The TriZetto Group, Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2004
		Filed February 13, 2005
Forms 8-K filed January 14, 2005, February 11, 2005, April 26,
2005
and July 26, 2005
		File No. 000-27501

Dear Mr. Malone:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K Filed February 14, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note in your disclosure that you generate revenue from set-up fees related to your hosting arrangements and that revenue related to these set-up fees are recognized on a percentage of completion basis when you can reasonably estimate the cost of the set-up project. Tell us how you considered Question 1 of SAB Topic 13A.3.f in determining your revenue recognition policy related to these set-up fees. In this regard, help us understand why you believe recognizing revenue related to the set-up fee on a percentage of completion basis is proper versus deferring and recognizing such revenues systematically over the contract or customer relationship period. For example, is the up-front fee in exchange for products delivered or services performed that represent the culmination of a separate earnings process? Please advise.

2. Tell us how you recognize revenue related to the set-up fees when you cannot reasonable estimate the cost of the set-up project.

3. We note your disclosure on page 22 that you capitalize certain up-front costs in connection with the establishment of your hosting contracts and that these costs are amortized over the life of the contract as a reduction to revenue. Tell us how you considered charging this expense in proportion to the revenue recognized related to your set-up fees. Analogize to paragraph 4 of FASB Technical Bulletin 90-1 as noted in Question 3 of SAB Topic 13A.3.f. Additionally, tell us what accounting literature you relied on in recording such costs as a reduction of revenue.

4. We note your statement on page F-8 that, "many of the Company`s outsourcing agreements require it to maintain a certain level of operating performance." Tell us what you mean by this statement and how the level of your operating performance impacts revenue recognition.

Form 8-K Filed January 14, 2005, February 11, 2005, April 26, 2005 and July 26, 2005

5. We note your use of non-GAAP measures (e.g. EBITDA and free cash flow) under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items including amortization of deferred stock compensation, loss on contracts and restructuring, impairment and other costs. Tell us the usefulness of these non-GAAP measures in assessing performance. In this regard, tell us whether you believe the nature of the recurring items is reasonably likely to recur within two years or whether there were similar charges within the prior two years. Also, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

6. We also note your statement, "free cash flow is a non-GAAP measure of profitability, which management believes provides additional information for investors to evaluate the Company`s performance." Tell us whether management believes that "free cash flows" are a measure of performance or a measure of liquidity. As indicated in Question 13 of Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures, the term "free cash flow" typically refers to a measure of liquidity and accordingly should be reconciled to cash flows from operations rather than net income. As a result, tell us how you considered Question 13 in providing the necessary reconciliation and the reasons for its usefulness. Please advise.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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James C. Malone
The TriZetto Group, Inc.
September 13, 2005
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